Exhibit 99.1

Waterdrop Announces Appointment of a New Director

BEIJING, Sept. 7, 2022 /PRNewswire/ — Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced the appointment of Ms. Wenjie Guan as a new director to its board of directors (the “Board”), effective September 7, 2022. After the change, the Board will consist of nine members, three of whom are independent directors.

Ms. Wenjie Guan currently serves as Head of Principal Investments and Acquisitions North Asia at Swiss Re, one of the world’s leading providers of reinsurance, insurance and other forms of insurance-based risk transfer. Prior to joining Swiss Re in May 2016, Ms. Guan had eight years of experience in investment banking and served at Macquarie, UBS and Jefferies. Ms. Guan received a master’s degree in Engineering with first class honors from the University of Oxford and is a CFA charterholder.

Mr. Peng Shen, the Company’s Founder, Chairman and Chief Executive Officer, on behalf of the Board and management, said: “We are delighted and honored to welcome Ms. Guan to our Board. We believe that Ms. Guan’s professional background and industry expertise will bring additional value to the Company. We look forward to working with her as we continue to make a positive impact on people’s lives through the power of technology.”

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact:

Waterdrop Inc.

Xiaojiao Cui

IR@shuidi-inc.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-1380-111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com